Exhibit 99.1

500.com Limited Announces Acquisition of BTC.com Businesses

SHENZHEN, China, February 16, 2021 /PRNewswire/ — 500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), today announced that it has entered into a share exchange agreement (the “Share Exchange Agreement”) with Blockchain Alliance Technologies Holding Company (“Blockchain Alliance”), a Cayman Islands company and a “Non-U.S. Person” as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which to Company has agreed to issue an aggregate of 44,353,435 Class A ordinary shares of par value US$0.00005 per share of the Company (the “Class A Ordinary Shares”) to Blockchain Alliance at the first closing, which shares represent approximately 10% of the Company’s outstanding shares as of January 31, 2021, in exchange for the entire outstanding share capital of Blockchain Alliance Technologies Limited held by Blockchain Alliance after the reorganization. The first closing of the transactions contemplated by the Share Exchange Agreement (the “Transactions”) is subject to certain closing conditions, which include, among others, the transfer to the Company of the entire mining pool business of Bitdeer Technologies Holding Company (“BitDeer”) operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”). The first closing is expected to occur on or before April 15, 2021.

The Company and Blockchain Alliance also agreed that, if the BTC.com Pool Businesses record net operating profit in the fiscal year ending December 31, 2021, the Company shall issue additional Class A Ordinary Shares to Blockchain Alliance at par value. Assuming such net operating profit is no less than US$20 million, a maximum of 22,176,718 additional Class A Ordinary Shares shall be issuable, which additional Class A Ordinary Shares represent approximately 5% of the Company’s outstanding shares as of January 31, 2021. If the BTC.com Pool Businesses record net operating loss in the fiscal year ending December 31, 2021, the Company shall be entitled to repurchase certain Class A Ordinary Shares held by Blockchain Alliance at par value. Assuming such net operating loss is no less than US$10 million, a maximum of 4,435,344 Class A Ordinary Shares shall be subject to such repurchase arrangement, which Class A Ordinary Shares represent approximately 1% of the Company’s outstanding shares as of January 31, 2021.

The BTC.com Pool Businesses offer a one-stop mining experience for users. Users can search and browse real-time blockchain information through BTC.com and manage their cryptocurrency mining business through the BTC.com Pool website or app. In addition, users can save the cryptocurrencies that they have mined in the BTC.com cryptocurrency wallet. BTC.com Pool is a multi-currency integrated mining pool established in 2016 that has a hash rate of around 17 EH/s and supports various cryptocurrencies, including BTC, BCH, ETH and LTC.

Blockchain Alliance has agreed to subject the Class A Ordinary Shares that it receives in the Transactions to agreed lock-up periods in accordance with the Share Exchange Agreement. BitDeer is the parent company of Blockchain Alliance. BitDeer’s biggest beneficially owner is Mr. Wu Jihan, BitDeer’s chairman.

About 500.com Limited

500.com Limited (NYSE: WBAI) is an online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. Most recently, 500.com is actively developing its blockchain-related business, including Bitcoin mining, mining pool business as well as mine construction and operation.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited
ir@500wan.com

Ms. Danni Zheng

Head of Investor Relations

Phone: +86 755 8633 8005